                         [JOURNAL REGISTER COMPANY LOGO]

VIA EDGAR AND OVERNIGHT COURIER

August 7, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Journal Register Company (the "Company")
          Form 10-K for the year ended December 25, 2005 ("Form 10-K")
          File No. 001-12955
          -------------------------------------------------------------

Ladies and Gentlemen:

     The following memorandum is in response to the Staff's letter of comment dated July 24, 2006. The responses set forth below are numbered to correspond with the numbered paragraphs in the Staff's letter. We have incorporated your recommendations in our 10-Q which was filed on August 4, 2006.

Selected Financial Data

     1. In future filings "Other Data" will be presented behind all GAAP information as requested.

     2. As requested by the Staff, the Company will no longer provide the "free cash flow per share" measure in its future filings on Forms 10-K and 10-Q.

Management's Discussion and Analysis; Results of Operations

     3. The Company agrees that describing and quantifying significant charges and gains is a beneficial disclosure to a reader's understanding of our financial statements. Future narratives will continue to describe and quantify the impact of significant charges or gains that are unusual or significant;
however, we will refrain from utilizing the GAAP terms of "earnings" or "net income" in our description.

                   790 Township Line Road o Yardley, PA 19067
                   o Tel. (215) 504-4200 o Fax: (215) 867-2172

Securities and Exchange Commission
August 7, 2006

     4. and 5. We agree that the impact of acquisition information and proforma revenues are valuable to the reader, however in future filings we will no longer present "proforma" revenues, rather, we will show comparisons on a "same-store"
basis. Amounts applicable to acquisitions will be separately disclosed and quantified in the Company's comparative discussions of historical revenues as recommended.

Reconciliation of Non-GAAP Financial Measures

     6. As requested by the Staff, the Company will no longer provide the "free cash flow per share" measure in its future filings on Forms 10-K and 10-Q.
However, we believe that the Non-GAAP free cash flow calculation is defined appropriately in our filings and is consistently computed. Our calculation of free cash flow deducts interest, capital expenditures and cash taxes to arrive at an amount that is available to the Company for acquisitions, debt repayment, or share repurchases. Many of our investors and analysts refer to this measure.
Our effective tax rate is approximately 39.2%, while our cash taxes paid is closer to 12.1%. The Cash Income Taxes represent accrued cash taxes that are owed for the year adjusted for items of a non-recurring nature.

     7. We will not use the term "adjusted net income" in our future filings.
Please refer also to Number 3.

Financial Statements; Note 2. Summary of Significant Accounting Policies;
Revenue Recognition

     8. The Company offers certain discounts and incentives to retail customers and independent contractors who distribute our publications. Prior to 2005, the
Company had consistently recorded these sales as circulation revenues at the full retail value and had recorded as operating expense, the discounts and incentives. After a detail review of its accounting processes, during its fiscal year 2005, the Company revised its method for recording its circulation revenue using the guidance provided by Emerging Issues Task Force Issue No. 01-9,
"Accounting for Consideration Given by a Vendor to a Customer (Including a
Reseller of the Vendor's Products)" ("EITF 01-9"). The Company also feels that this change brings its circulation revenue disclosures more in line with industry practice.

     Based upon the guidance of EITF 01-9, the Company determined that its arrangements with its resellers, mostly the offering of bulk discounts, did not overcome the presumption that discounts to its resellers were anything other than a reduction of the selling price due to the immateriality of the value of the service provided. Accordingly, the Company determined that the discounts were a reduction of the selling price and not an operating expense as required under EITF 01-9, paragraph 9.

Securities and Exchange Commission
August 7, 2006

     The Company's discount and promotional programs consist largely of discounts to employees, Newspapers in Education and discounts for bulk purchases and paid in advance subscriptions. The reclasses of the previous years' activity consisted of reducing the circulation revenues by reducing the expenses associated with these discounts and reclassifying them as contra-revenue items.
The net effect of the reclasses was a reduction of revenue in 2005, 2004 and
2003 of $4.1 million, $6.6 million and $6.9 million, respectively. This reclass also reduced the Other Expense line item by an equal amount. The net result of these reclasses had no impact on Operating Income, Income Before Taxes and Net
Income. Circulation revenue for the years 2001 and 2002 were also revised to conform to this guidance and amounts applicable to discounts were reclassed for the presentation of historical circulation revenues within the Company's Item 6
- Selected Financial Data disclosures.

     The total reduction to gross revenues for 2005, 2004 and 2003 were 0.7%,
1.4% and 1.7%, respectively. The Company considered these amounts immaterial.
The reclasses also had no effect on assets or liabilities and there was no need to adjust retained earnings in any period. Accordingly, the Company believes that this prior period reclassification is consistent with the guidance offered in EITF 01-9, Paragraph 12 regarding prior period presentation.

Segment Reporting

     9. The Company concurs with the staffs' description of our single reportable segment and will revise our wording in future filings as follows:

Segment Reporting

     We are primarily engaged in the publishing of daily and non-daily newspapers in print and online in the United States. Newspapers are typically distributed through local distribution channels, which consist of contract carriers and single copy outlets. We consider this business to be one operating segment. This operating segment consists of several geographically diverse operating units, which are locally managed, but are aggregated into one segment because each of our units is engaged in the same essential business activity in each local market served. The combined operating units have similar economic characteristics based on similar products, services, customers, production processes and distribution systems. We believe this presentation of our financial condition and performance is consistent with the way in which our operations are managed.

Securities and Exchange Commission
August 7, 2006

Note 5. Stock Plans

     10. The Company does not believe that adoption of SFAS No. 123(R) will have a significant impact upon compensation costs in the future. In October, 2005 all stock options which had an exercise price greater than the Company's current market value, at that time, were accelerated and became fully vested. This resulted in recognition of $2.9 million of pro-forma expense as required under the provisions of SFAS 123. We will disclose this amount in subsequent filings as required by SFAS 123R. The Company is now issuing restricted stock units rather than stock options and is disclosing the amount of current expense and shares subject to vesting in future periods.

Note 8. Income Taxes

     11. When the Company went public in May 1997, certain separate consolidated groups, which each had significant federal net operating loss carryforwards
("NOLs") available to offset future taxable income, were combined under the
Company's direct ownership. The Company was not then certain that it had an absolute right to the future utilization of some or all of these NOLs. The
Internal Revenue Service ("IRS") had not then, and still has not, audited the tax returns for the years in which the NOLs were generated. However, based upon a preliminary review at that time, supported by further review when preparing its subsequent tax return filings, the Company believed that it was appropriate to claim these losses on its tax returns.

     In discussions with its advisors as it prepared its IPO filings, the
Company determined, and its advisors concurred, that although the NOLs could be claimed on the Company's tax filings, the risks of potential challenge to the
NOLs upon IRS examination were such that in preparing its financial statements the Company could not record any benefit for utilization of NOLs therein. It was further agreed that the Company should not set up deferred tax assets for the
NOLs with an offsetting valuation allowance. Rather, as the Company realized the tax benefits from the utilization of the NOLs when its returns were filed, such benefit should be recorded as a liability pending final resolution of the appropriateness of the utilization of the NOLs. Such liability including interest thereon, was classified as non-current since there was not then an IRS audit in progress, nor had notice of a proposed IRS audit been received and once an audit was commenced, it was believed that resolution thereof would take longer than one year. The Company based its conclusions on FASB Statement No. 5,
"Accounting for Contingencies," because it is the governing standard for recognition of tax-related contingencies. Contingent tax benefits (including those expected to be derived from tax-advantaged transactions) need to be assessed using the criteria in that standard before such tax benefits are recognized (that is, it should be probable the deduction will be sustained before such benefits are recognized), rather than the criteria in FASB Statement
No. 109, "Accounting for Income Taxes."

Securities and Exchange Commission
August 7, 2006

     Upon the expiration of the statute of limitations, these tax accruals were reversed resulting in our reversal of significant tax accruals in both 2004 and
2003. During 2003 and 2004, the Company reversed these tax accruals as it was determined that disallowance of the utilization of the NOLs was remote based on facts and circumstances which arose during that time period.

Pursuant to the Staff's request, the Company hereby acknowledges that:

     1)   the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     2)   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3)   The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edward J. Yocum or the undersigned at the above-referenced number should the Staff have any questions.

Very truly yours,

/s/ Julie A. Beck
Julie A. Beck
Senior Vice President and Chief Financial Officer

JAB/vhd

Cc:   Edward J. Yocum, Esq.
      Vice President and General Counsel

      Thomas A. Valvano/Richard D. Gebert
      Grant Thornton, LLP